SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                           SCHEDULE 14D-9
      Solicitation/Recommendation Statement Pursuant to Section
          14(d)(4) of the Securities Exchange Act of 1934



                  United Oklahoma Bankshares, Inc.
                      (Name of Subject Company)



                       United Oklahoma Bankshares, Inc.
                    (Name of Person(s) Filing Statement)



                  Common Stock, par value $1.00 per share
                      (Title of Class of Securities)



                              911266-10-4
                   (CUSIP Number of Class of Securities)



                  June O'Steen, Executive Vice President
                           4600 S.E. 29th Street
                         Del City, Oklahoma  73115
                            (405)677-8711
        (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement.)





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Item 1.  Security and Subject Company

          The name of the subject company is United Oklahoma Bankshares, Inc. (the "Company"). The address of the Company's principal executive offices is 4600 S.E. 29th Street, Del City, Oklahoma 73115. The equity securities to which this statement relates are the shares of common stock, par value $1.00 per share ("Common Stock"), of the Company.

Item 2.  Tender Offer of the Bidder

          This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 3, 1995 (the "Schedule 14D-1") of Ameribank Corporation, an Oklahoma corporation (the "Bidder") to purchase up to 1,478,036 of the outstanding shares of Common Stock of the Company, at the purchase price of $0.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Offer").

          According to the Schedule 14D-1, the address of the principal executive offices of the Bidder is 201 North
Broadway, Shawnee, Oklahoma  74801.

Item 3.  Identity and Background

          (a)   The name of the person filing this statement
is  the Company whose business address is set out in Item  1 above.

          (b) Except as set forth below, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company and its affiliates and either (1) the Company's executive officers, directors or affiliates; or (2) the Bidder or its executive officers, directors or affiliates.

          On May 16, 1995, the Bidder acquired 702,266 shares of Common Stock of the Company, or 27.7% of the outstanding shares of Common Stock, and 92,790 shares of the 9% Cumulative Nonvoting Preferred Stock, par value $30.00 per share (the "Preferred Stock"), or 63.9% of the outstanding shares of Preferred Stock. The Bidder acquired the shares of Common Stock and Preferred Stock from the following shareholders of the Company:


                    Number of Shares    Number of Shares
                    of                  of
                    Common Stock        Preferred Stock
                    Acquired            Acquired
Gladys Tucker          261,142              36,998
J.N. Ainsworth          28,800               1,890
John Tucker            260,000               2,664
Suzanne                150,716               2,664
Tucker-Fong
Joanne Ainsworth           408                  34
Marjorie Ainsworth       1,200                  34
Oklahoma  City             -0-              48,506
Community Foundation, Inc.

          At the date of closing of the Bidder's acquisition of Common Stock and Preferred Stock, the members of the Board of Directors of the Company were:
 Mrs. Gladys Tucker,           Willis  J.       Wheat
and J.N. Ainsworth. At the closing on May 16, 1995, Mrs. Tucker resigned as a director and the Bidder's designee, George N. Cook, Jr., was elected as a director of the Company to fill such vacancy by the remaining members of the Board of the Company. Pursuant to an agreement with the Bidder, Messrs. Wheat and Ainsworth resigned as directors and officers of the Company effective June 15, 1995.
D. Wesley Schubert and J. Michael Adcock, designees of the Bidder, were elected as directors of the Company to fill such vacancies by the remaining director of the Company. After the election of Messrs. Schubert and Adcock to the Board of Directors of the Company, the Bidder effectively controls the Company.

          Since December 16, 1992, Mr. Cook has been President and Chief Executive Officer of American National Bank & Trust Company of Shawnee, a subsidiary of the Bidder, and presently serves as a director and the Secretary of the Bidder. Currently, Mr. Cook is the Chairman of the Board of the Company and also the Chairman of the Board of the Company's subsidiary, United Bank, Del City and its
subsidiaries,    United   Del   City   Tower,    Inc.    and
4600 Corporation.

          In  addition  to being a director of the  Company,
Mr.  Adcock  is    a     member of       the  Board  of
Directors of American National Bank & Trust Company of Shawnee, United Bank, Del City, United Del City Tower and 4600 Corporation. Mr. Adcock is the Secretary of the Company. Mr. Adcock is also the son-in-law of Mr. Don Bodard, who is Chairman of the Board and President of the Bidder as well as the sole beneficial owner of the Bidder.

          As noted above, Mr. Schubert serves as a director and is the President of the Company. He is also a director of United Bank, Del City and its subsidiaries, United Del

City Tower and 4600 Corporation. Mr. Schubert has been the Vice Chairman of American National Bank & Trust Company of Shawnee and Vice President of the Bidder since October 23, 1991. He is also a director of the Bidder and the Treasurer.

          Messrs. Cook, Schubert and Adcock are officers and directors of both the Company and the Bidder, and have been involved in the decision by the Bidder to proceed with the Offer. Because Messrs. Cook, Schubert and Adcock hold these positions with the Bidder and the Company, every discussion between any one of them and any other officer or director of the Bidder regarding any plan or proposal affecting the Company of necessity involves contact with a person who is an officer or director of the Company.

          Subsequent to the election of Messrs. Schubert and Adcock as directors of the Company, they and Mr. Cook have participated in frequent discussions among themselves and with other advisers and representatives of the Bidder concerning the Bidder's desire to acquire a majority of the outstanding shares of Common Stock of the Bidder. The Bidder has obtained information from the Company with regard to holders of its Common Stock and Preferred Stock. Messrs. Cook, Schubert and Adcock have also had access to detailed information concerning the financial condition and operations of the Company and its subsidiaries.

          On July 20, 1995, the Bidder sent a letter to all preferred stockholders of the Company offering to purchase all outstanding shares of Preferred Stock. As a result of that offer, the Bidder acquired an additional 8,256 shares of the Company's Preferred Stock, and now owns 101,046 shares, which represents approximately 69.6% of the Preferred Stock.

          The Company has 145,199 shares of Preferred Stock outstanding which have an aggregate par value of $4,355,970. No dividends have been paid on the Preferred Stock since October 1, 1985. Cumulative unpaid dividends at June 30, 1995 approximated $3,822,580, or approximately $26.33 per Share. Until the dividends payable on the Preferred Stock are brought current, no dividends may be paid on the Common Stock.

          The  Common  Stock  is currently registered  under
Section 12(g) of the Securities Exchange Act of 1934, as amended. However, the purchase of shares of Common Stock pursuant to the Offer will reduce the number of shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares held
by        the        public.   The     Company  cannot
predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the shares or whether it would cause future market prices to be greater or less than the price in the Offer. However, if the number of shareholders of record of the Company's Common Stock is less than three hundred after the Offer is completed, the Bidder, as stated in Sections 7 and 11 of the Offer, presently intends to seek termination of such registration of the Common Stock. The effect of such termination would be to restrict severely or eliminate any public market for the Common Stock and the Common Stock would not be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          If  the  Bidder acquires majority control  of  the
Company, it has stated that it intends to conduct a  further
review   of  the  Company  and  its  subsidiary  and   their
respective    assets,   businesses,   corporate   structure,
capitalization, operations, properties, policies, management and personnel.  After such review, the Bidder stated that it will determine what actions or changes, if any, would be desirable in light of  the  circumstances which then exist,  and  reserves  the
right  to  effect  such  actions or changes.   The  Bidder's
decisions   could  be  affected  by  information   hereafter
obtained, changes in general economic or market conditions or in the business of the Company or its subsidiary, actions by the Company or its subsidiary and other factors.

          Messrs. Cook, Schubert, Adcock and Bodard are members of Enterprise Technology Group, L.L.C. ("ETG") which provides computer hardware and software technology solutions and consulting services to banks as well as other private and governmental entities. ETG has provided services to the banking subsidiaries of both the Bidder and the Company relating to processing technology. As of the date of the Offer payments to ETG for such services have not been material. However, in the event that the subsidiary banks of the Bidder and the Company decide to implement a plan to upgrade their processing techniques, it is anticipated that ETG would advise both subsidiary banks and consult with them regarding such implementation. In that event, the fees payable by the subsidiary banks of the Bidder and the
Company to ETG would be approximately $87,500 each. The Bidder has stated that it believes that such fees would not exceed the prices charged other customers of ETG and are competitive with those charged by other companies in the business of providing such services.

          The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify directors and officers to the fullest extent permitted by applicable law against all expense, liability and loss arising in connection with any action, suit or proceeding against any director or officer by reason of such director's or officer's service as a director or officer of the Company, if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Additionally, the Bylaws provide that the Company shall advance reasonable expenses incurred by the director or officer in connection with any proceeding upon receipt of an undertaking from the director or officer to repay any advance upon an ultimate determination that the director or officer is not entitled to be indemnified.

Item 4.  The Solicitation or Recommendation

          (a)  THE BOARD HAS UNANIMOUSLY DETERMINED THAT  IT
IS UNABLE TO TAKE A POSITION WITH RESPECT TO THE OFFER.

          A   copy  of  the  Letter  to  Stockholders  dated
November 13, 1995, communicating the position of the Board is filed as Exhibit (a)-1 hereto and is incorporated herein by reference.

          (b)   As explained in Section 10 of the Offer  and
Item 3 above, Messrs. Schubert, Adcock and Cook are officers
and  directors  of  both the Bidder  and  the  Company.   In
addition, as outlined in Section 10 of the Offer and Item 6 below, Messrs. Schubert, Adcock and Cook have entered into a Stock Purchase Agreement with the Bidder to acquire shares
of  the  Company  which the Bidder owns  or  acquires.   Any
opinion regarding the Offer by the Board of Directors would be a conflict of interest for the Company's directors.

Item 5.  Persons Retained, Employed or to Be Compensated

          Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer.

Item  6.   Recent  Transactions and Intent with  Respect  to
Securities

          (a) Except as described below, to the knowledge of the Company, there have been no transactions in shares which were effected during the past 60 days by the Company, or by an executive officer, director, affiliate or subsidiary of the Company. As noted in Item 3 above, Messrs. Cook, Schubert and Adcock are officers and directors of both the Company and the Bidder; therefore, any transactions in shares which were effected by the Bidder could be considered a transaction by an affiliate of the Company.

          The Bidder has entered into a Stock Purchase Agreement, dated September 29, 1995, with First Altus Bancorp, Inc. of Altus, Oklahoma, to purchase 84,000 shares of Common Stock at a purchase price equal to $0.50 per share or the purchase price pursuant to the Offer, if higher. The terms of the agreement provide that the acquisition of the Common Stock is subject to receipt of approval from the Federal Reserve Board on or before December 31, 1995.

Pending Federal Reserve Board approval, the purchase price and shares of Common Stock have been deposited in escrow pursuant to the terms of an escrow agreement.

          On October 2, 1995, the Bidder entered into a Stock Purchase Agreement with Paul Goacher, an individual, to purchase 66,000 shares of Common Stock at a price equal to $0.50 per share or the purchase price pursuant to the Offer, if higher. As in the agreement with First Altus Bancorp, Inc., the acquisition is subject to Federal Reserve Board approval on or before December 31, 1995 and the shares have been deposited in escrow pursuant to a separate escrow agreement.

          On October 18, 1995, the Bidder entered into a Stock Purchase Agreement with Southwest Title and Trust Company of Oklahoma City, Oklahoma to purchase 50,000 shares of Common Stock at a purchase price equal to $0.50 per share or the purchase price pursuant to the Offer, if higher. The consummation of this transaction is subject to Federal Reserve Board approval and the closing of the transaction is not scheduled to take place until after January 2, 1996.

          The Bidder and Messrs. Cook, Schubert and Adcock have entered into a Stock Purchase Agreement, dated November 3, 1995, which provides that the Bidder will sell to each of Messrs. Cook, Schubert and Adcock 16.33% of the total number of shares of Common Stock and Preferred Stock which the Bidder now owns or acquires pursuant to the Offer or in private purchases thereafter. The terms provide that the purchase price for such stock shall be the price at which the Bidder acquired the shares plus interest, accrued from the date of the Bidder's acquisition of such stock to the closing of the purchase contemplated by the agreement, at a rate equal to the base rate of interest of Chase Manhattan Bank, N.A. from time to time. The consummation of the transactions are subject to (1) approval from the Federal Reserve Board; (2) the entering into by the parties of a Shareholders' Agreement restricting the future transfer of the stock by Messrs. Adcock, Schubert and Cook; and
(3) the entering into by the parties of a Voting Trust Agreement appointing the Bidder as Trustee to vote the shares of Common Stock.

          (b) Except as described below, to the knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to tender any shares to the Bidder pursuant to the Offer or sell any shares that are held of record or beneficially by such persons.

          Three Senior Vice Presidents of the Company's subsidiary, United Bank, Del City, have tendered a total of 4,447 shares of Common Stock of the Company to the Bidder.

Item  7.   Certain  Negotiations  and  Transactions  by  the
Subject Company

          (a) The Company is not engaged in any negotiations in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

          (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4) above.

Item 8.  Additional Information to Be Furnished

          Reference is hereby made to the information set forth in the Letter to Stockholders, dated November 13, 1995.

Item 9.  Material to Be Filed as Exhibits

          (a)-1 Letter to Stockholders, dated November 13, 1995.

          (b)  Not Applicable.

          (c)  Not Applicable.

          Signature.   After reasonable inquiry and  to  the
best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 1995                 UNITED OKLAHOMA BANKSHARES, INC.
      (Date)

                                  By:/s/ George N. Cook, Jr.

                                  Name:  George N. Cook, Jr.

                                  Title:   Chairman of the Board











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